UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nuburu, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

67021W103
(CUSIP Number)

David Seldin
Anzu Partners LLC
Anzu Nuburu LLC
Anzu Nuburu II LLC
Anzu Nuburu III LLC
Anzu Nuburu V LLC
CST Global LLC
David & Jennifer Michael Family Ltd Partnership
Whitney Haring-Smith
Debrah Herman
c/o Debrah Herman
12610 Race Track Road, Suite 250
Tampa, Florida 33626
(240) 428-6817
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67021W103	13D	Page 2 of 15 pages
1	NAMES OF REPORTING PERSONS
David Seldin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,251,354(1)

	8	SHARED VOTING POWER
11,147,650(2)

	9	SOLE DISPOSITIVE POWER
2,251,354(1)

	10	SHARED DISPOSITIVE POWER
11,147,650(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,399,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 264,346 shares of the Nuburu, Inc.’s (the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”), held directly by Mr. Seldin, (ii) 121,411 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (“Preferred Stock”), held directly by Mr. Seldin, assuming such shares of Preferred Stock have been converted into Common Stock at a Preferred Conversion Price (as defined below) equal to $10.00 divided by $5.00, which represents the maximum number of shares issuable to holders of Preferred Stock (the “Maximum Preferred Conversion Ratio”) and (iii) 1,744,186 shares of Common Stock issuable to Mr. Seldin upon conversion of the 7% convertible promissory notes due 2026 (the “Convertible Notes”) issued pursuant to that certain Note and Warrant Purchase Agreement, dated as of June 12, 2023, by and among the Issuer and the investors listed on Schedule I thereto (the “Purchase Agreement”). The Preferred Stock is convertible at any time into Common Stock at a conversion rate equal to $10.00 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of Common Stock as displayed under the heading Bloomberg VWAP (the “VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations of Series A Preferred Stock (the “Preferred Conversion Price”). The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at a conversion price of $0.688 (subject to adjustment pursuant to the terms of the Convertible Notes, the “Convertible Note Conversion Price”). Interest accrues on the unpaid principal amount of the Convertible Notes at a rate equal to 7% per annum, but it is not due and payable until the maturity date.

(2)
Reflects (i) (a) 93,521 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners LLC (“Anzu Partners”), (ii) (a) 2,114,451 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu LLC (“Anzu Nuburu”), (iii) (a) 972,535 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II LLC (“Anzu Nuburu II”), (iv) (a) 799,143 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III LLC (“Anzu Nuburu III”) and (v) (a) 5,320,946 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V LLC (“Anzu Nuburu V” and, collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs”), assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Mr. Seldin disclaims beneficial ownership with respect to the shares held directly by Anzu Partners and the Anzu SPVs, except to the extent of his pecuniary interest therein, if any.

CUSIP No. 67021W103	13D	Page 3 of 15 pages
1	NAMES OF REPORTING PERSONS
Anzu Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,093,521(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,093,521(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,093,521

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 93,521 shares of Common Stock held directly by Anzu Partners and (ii) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Ratio.

CUSIP No. 67021W103	13D	Page 4 of 15 pages
1	NAMES OF REPORTING PERSONS
Anzu Nuburu LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,309,269(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,309,269(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,309,269

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 2,114,451 shares of Common Stock held directly by Anzu Nuburu and (ii) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

CUSIP No. 67021W103	13D	Page 5 of 15 pages

1	NAMES OF REPORTING PERSONS
Anzu Nuburu II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,062,069(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,062,069(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,062,069

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 972,535 shares of Common Stock held directly by Anzu Nuburu II and (ii) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

CUSIP No. 67021W103	13D	Page 6 of 15 pages
1	NAMES OF REPORTING PERSONS
Anzu Nuburu III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
873,017(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
873,017(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
873,017

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 799,143 shares of Common Stock held directly by Anzu Nuburu III and (ii) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

CUSIP No. 67021W103	13D	Page 7 of 15 pages

1	NAMES OF REPORTING PERSONS
Anzu Nuburu V LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,809,774(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,809,774(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,809,774

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 5,320,946 shares of Common Stock held directly by Anzu Nuburu V and (ii) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

CUSIP No. 67021W103	13D	Page 8 of 15 pages
1	NAMES OF REPORTING PERSONS
CST Global LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
206,672(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
206,672(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
206,672

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 12,759 shares of Common Stock held directly by CST Global LLC, (ii) 24,282 shares of Preferred Stock held directly by CST Global LLC, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio and (iii) 145,349 shares of Common Stock issuable to CST Global LLC upon conversion of Convertible Notes issued pursuant to the Purchase Agreement. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at the applicable Convertible Note Conversion Price. Interest accrues on the unpaid principal amount of the Convertible Notes at a rate equal to 7% per annum, but it is not due and payable until the maturity date.

CUSIP No. 67021W103	13D	Page 9 of 15 pages
1	NAMES OF REPORTING PERSONS
David & Jennifer Michael Family Ltd Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,169(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
54,169(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 54,169 shares of Common Stock held directly by David & Jennifer Michael Family Ltd Partnership.

CUSIP No. 67021W103	13D	Page 10 of 15 pages
1	NAMES OF REPORTING PERSONS
Whitney Haring-Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,660(1)

	8	SHARED VOTING POWER
1,093,521(2)

	9	SOLE DISPOSITIVE POWER
30,660(1)

	10	SHARED DISPOSITIVE POWER
1,093,521(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,124,181

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 6,378 shares of Common Stock held directly by Mr. Haring-Smith and (ii) 12,141 shares of Preferred Stock held directly by Mr. Haring-Smith, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

(2)
Reflects (i) (a) 93,521 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Mr. Haring-Smith and Mr. Seldin are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Haring-Smith disclaims beneficial ownership with respect to the shares held directly by Anzu Partners, except to the extent of his pecuniary interest therein, if any.

CUSIP No. 67021W103	13D	Page 11 of 15 pages
1	NAMES OF REPORTING PERSONS
Debrah Herman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,054,129(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,054,129(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,054,129

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) (a) 2,114,451 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, (ii) (a) 972,535 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, (iii) (a) 799,143 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III and (iv) (a) 5,320,946 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Ms. Herman and Mr. Seldin are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Ms. Herman disclaims beneficial ownership with respect to the shares held directly by the Anzu SPVs, except to the extent of her pecuniary interest therein, if any.

CUSIP No. 67021W103	13D	Page 12 of 15 pages
EXPLANATORY NOTE

This Amendment No. 4 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 (the “Original Schedule 13D” and, as amended by the Schedule 13D Amendment filed with the SEC on March 13, 2023, the Schedule 13D Amendment filed with the SEC on June 29, 2023, the Schedule 13D Amendment filed with the SEC on August 17, 2023 and this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of David Seldin, Whitney Haring-Smith, Debrah Herman, David & Jennifer Michael Family Ltd Partnership, a California limited partnership, CST Global LLC, a Wyoming limited liability company, Anzu Partners LLC, a Florida limited liability company (“Anzu Partners”), Anzu Nuburu LLC, a Florida limited liability company (“Anzu Nuburu”), Anzu Nuburu II LLC, a Florida limited liability company (“Anzu Nuburu II”), Anzu Nuburu III LLC, a Florida limited liability company (“Anzu Nuburu III”), and Anzu Nuburu V LLC, a Florida limited liability company (“Anzu Nuburu V” and collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs,” and the Anzu SPVs collectively with the others named above, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Nuburu, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.	Interest in Securities of the Issuer.

The information set forth in Item 6 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in paragraphs (a) - (c) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety by the following.

(a) - (b) The percentage of beneficial ownership reported by each Reporting Person in this Schedule 13D is based on an aggregate of 35,570,461 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2023, and any shares of Common Stock issuable upon (i) the conversion of any shares of Preferred Stock beneficially owned by the Reporting Person (assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio) and (ii) the conversion of Convertible Notes beneficially owned by the Reporting Person at the Convertible Note Conversion Price, as applicable (the “Outstanding Shares”).

(i) Mr. Seldin beneficially owns an aggregate of 13,399,004 shares of Common Stock constituting approximately 34.0% of the Outstanding Shares. Mr. Seldin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 2,251,354 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Mr. Seldin has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 11,147,650 shares of Common Stock;

(ii) Anzu Partners beneficially owns an aggregate of 1,093,521 shares of Common Stock constituting approximately 3.0% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

CUSIP No. 67021W103	13D	Page 13 of 15 pages
(iii) Anzu Nuburu beneficially owns an aggregate of 2,309,269 shares of Common Stock constituting approximately 6.5% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iv) Anzu Nuburu II beneficially owns an aggregate of 1,062,069 shares of Common Stock constituting approximately 3.0% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(v) Anzu Nuburu III beneficially owns an aggregate of 873,017 shares of Common Stock constituting approximately 2.5% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vi) Anzu Nuburu V beneficially owns an aggregate of 5,809,774 shares of Common Stock constituting approximately 16.1% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vii) CST Global LLC beneficially owns an aggregate of 206,672 shares of Common Stock constituting approximately 0.6% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(viii) David & Jennifer Michael Family Ltd Partnership beneficially owns an aggregate of 54,169 shares of Common Stock constituting approximately 0.2% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(ix) Mr. Haring-Smith beneficially owns an aggregate of 1,124,181 shares of Common Stock constituting approximately 3.1% of the Outstanding Shares. Mr. Haring-Smith has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 30,660 shares of Common Stock. Mr. Seldin and Mr.  Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. As a result of the foregoing, Mr. Haring-Smith has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 1,093,521 shares of Common Stock; and

(x) Ms. Herman beneficially owns an aggregate of 10,054,129 shares of Common Stock constituting approximately 27.6% of the Outstanding Shares. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Ms. Herman has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 10,054,129 shares of Common Stock.

(c) During the past sixty days, the Reporting Persons have not effected any transactions in shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to include the following disclosure at the end of the Item:

Note and Warrant Purchase Agreement & Related Agreements

On November 13, 2023, the Issuer entered into a Note and Warrant Purchase Agreement (the “Note and Warrant Purchase Agreement”) with the lenders identified therein (the “Lenders”) providing for a loan with an aggregate principal amount of $5.5 million (the “Loan”). The Loan includes zero-interest promissory notes issued with a 10% original issue discount, which will mature on the earlier of the Issuer closing a credit facility with a principal amount of at least $20 million, a Sale Event (as defined in the Note and Warrant Purchase Agreement), a sale of securities in excess of $10 million (subject to certain exceptions), or twelve months after issuance (the “Notes”). The Notes contain customary events of default and are secured by the Issuer’s patent portfolio pursuant to a security agreement among the parties (the “Security Agreement”). The parties to the Note and Warrant Purchase Agreement also entered into an intercreditor and subordination agreement with the holders of the Issuer’s senior secured convertible notes, which notes will now be secured pursuant to the Security Agreement and rank senior in priority to the Notes. Mr. Seldin and CST Global LLC are included among the Lenders and hold Notes with principal amounts of $1,100,000 and $220,000, respectively.

CUSIP No. 67021W103	13D	Page 14 of 15 pages
Following acceptance by the New York Stock Exchange of the Issuer’s supplemental listing application, the Note and Warrant Purchase Agreement requires the Issuer to issue to the holders of Notes warrants exercisable for an amount of the Common Stock equal to 100% of the Note principal, which will be exercisable for $0.25 per share of Common Stock, have a 5-year term, and may be repurchased by the Issuer when the trading price of its Common Stock exceeds $1.50 for 20 out of any 30 consecutive trading days.

If the Notes have not been repaid within six or nine months after issuance, the Notes will begin to bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 9% and at SOFR plus 12%, respectively, and an additional 25% warrant coverage will be provided at each such date, with a per share exercise price equal to 120% of the trading price of the Common Stock at the time of issuance and a redemption right in favor of the Issuer when the trading price of the Common Stock is greater than 200% of the applicable exercise price for 20 out of any 30 consecutive trading days.

Shares of Common Stock issuable upon exercise of the warrants will be limited to an aggregate of 19.9% of the Issuer’s outstanding Common Stock until such time as the transaction is approved by the Issuer’s stockholders.

The foregoing description of the Note and Warrant Purchase Agreement and the Notes is a summary only and is qualified in its entirety by reference to the Note and Warrant Purchase Agreement and the Form of Note attached hereto as Exhibits 99.17 and 99.18, respectively, which are incorporated herein by reference.

Registration Rights Agreement

On November 13, 2023, the Issuer and the Lenders entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer must use its reasonably best efforts to register the Common Stock underlying the warrants no later than February 1, 2024.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 99.19, which is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

99.17	Note and Warrant Purchase Agreement, dated November 13, 2023.

99.18	Form of Note.

99.19	Registration Rights Agreement, dated November 13, 2023.

CUSIP No. 67021W103	13D	Page 15 of 15 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2023

Anzu Nuburu LLC		Anzu Nuburu II LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Nuburu III LLC		Anzu Nuburu V LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Partners LLC		David Seldin

By:	/s/ David Seldin	/s/ David Seldin
Name: David Seldin
Title: Manager

David & Jennifer Michael Family Ltd Partnership		CST Global LLC

By:	/s/ David Michael	By:	/s/ David Michael
Name: David Michael		Name: David Michael
Title: General Partner		Title: Manager

Whitney Haring-Smith	Debrah Herman

/s/ Whitney Haring-Smith	/s/ Debrah Herman